FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

November 19, 2007

Commission File Number: 333-119497

MECHEL OAO

(Translation of registrant’s name into English)

Krasnoarmeiskaya 1,

Moscow 125167

Russian Federation

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒   Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes ☐   No ☒

Note: Regulation S-T Rule 101(b)(c) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes ☐   No ☒

Note:  Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes ☐   No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

MECHEL PARTICIPATES IN METAL-EXPO 2007 ANNUAL EXHIBITION

Moscow, Russia – November 19, 2007 – Mechel OAO (NYSE: MTL), one of the leading Russian mining and metals companies, participated in Metal-Expo 2007, the 13th International Specialized Exhibition, conducted as part of “Metal Week in Moscow” at the All-Russian Exhibition Center, Moscow, during November 13-16, 2007.

Mechel’s uniform corporate stand exhibited products of its Chelyabinsk Metallurgical Plant, Izhstal, Beloretsk Metallurgical Plant, Urals Stampings Plant, and Vyartsilya Metal Products Plant subsidiaries.  Also, Mechel’s exposition was traditionally decorated with products of its Kaslino Architectural and Ornamental Casting Plant subsidiary.

About 700 exhibitors from 30 countries presented their products and achievements in all areas of metallurgy and related industries at Metal-Expo 2007.  The exhibition was visited by tens of thousands of executives and specialists in metallurgy, metal working, machine building, power engineering, construction sector, and other industries.

Mechel specialists working at the corporate stand were awarded with a Professional Product and Service Presentation diploma, and Mechel’s stand itself was awarded with The Best Exposition cup.

Over 60 conferences, seminars, round tables, presentations, and contests were held as part of the exhibition and the Metal Week in Moscow.  They included the Corporate Media in Russia’s Metallurgical Industry – 2007 Conference, where winners of the 5th contest for the best corporate media in metallurgy industry were announced.  The corporate publication of Mechel’s Chelyabinsk Metallurgical Plant subsidiary, Chelyabinsk Metallurgist newspaper, was the winner in The Best Publication Among Metallurgical Plants category for the second consecutive year.

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Mechel OAO
Ilya Zhitomirsky

Phone: + 7 495 221 88 88

ilya.zhitomirsky@mechel.com

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Mechel is one of the leading Russian mining and metals companies. Mechel unites producers of coal, iron ore, nickel, steel, rolled products, and hardware. Mechel products are marketed domestically and internationally.

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Some of the information in this press release may contain projections or other forward-looking statements regarding future events or the future financial performance of Mechel, as defined in the safe harbor provisions of the U.S. Private Securities Litigation Reform Act of 1995. We wish to caution you that these statements are only predictions and that actual events or results may differ materially. We do not intend to update these statements. We refer you to the documents Mechel files from time to time with the U.S. Securities and Exchange Commission, including our Form 20-F. These documents contain and identify important factors, including those contained in the section captioned “Risk Factors” and “Cautionary Note Regarding Forward-Looking Statements” in our Form 20-F, that could cause the actual results to differ materially from those contained in our projections or forward-looking statements, including, among others, the achievement of anticipated levels of profitability, growth, cost and synergy of our recent acquisitions, the impact of competitive pricing, the ability to obtain necessary regulatory approvals and licenses, the impact of developments in the Russian economic, political and legal environment, volatility in stock markets or in the price of our shares or ADRs, financial risk management and the impact of general business and global economic conditions.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

MECHEL OAO

By:	/s/ Igor Zyuzin
Name:	Igor Zyuzin
Title:	CEO

Date:  November 19, 2007